TO:

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

FROM:

Cocannco, Inc.

Re: Response to Comment Letter Dated November 7, 2019

Offering Statement on Form 1-A Filed October 15, 2019

Part II

Offering Circular Summary, The Company, page 5

Comment:

1.We note that you have checked the box indicating you meet the criteria for eligibility for the use of Form 1-A Securities Act Rule 251(b)(3) and are “actively engaged in the implementation and deployment of [your] business plan.” Please disclose the activities you are engaged in to further your business plan. For example, disclose the current stage of development of your proprietary software platform, given your disclosure on page 16 that in the first six-months following qualification of your Form 1-A you plan to “finish the development of [y]our proprietary software platform.” Please also reconcile inconsistencies or revise to remove statements that suggest that you are currently providing consulting services, as you do on pages 5 and 20. In this regard, we note that you disclose you are a development stage company that has had minimal operating history and no revenues to date.

Response:

The following has been added to The Company, page 5, and references to “currently providing consulting services”, pages 5 and 20, have been revised to read “plans to provide consulting services”.

The following was added The Company section page 5:

We currently have completed the software platform architecture and have approximately 60% of the category development completed. Still pending are the complex rules-based data that that we will be using, as well as the User Interface and User Experience we are looking for. We will also need to beta test the platform for functionality before it can be rolled out for public use. To date, we have not generated any revenue. We are not currently offering any consulting services. Rather, management’s focus has been to make progress in the implementation of our software platform and generating industry interest in our business plan.

Plan of Distribution, page 13

Comment:

2.We note the references throughout your offering circular to your company being a "public company," providing periodic reports to your investors under the Exchange Act and conducting this offering though a "direct public offering." Unless you plan on registering your common stock pursuant to Section 12 of the Securities Exchange Act of 1934, your company will have no continuing reporting obligation under the Exchange Act following qualification of this Tier II Regulation A offering, and you should remove all references to your company being a "public company" and conducting this offering as a "directed public offering."

Response:

As requested, all references to “public company” and “directed public offering” have been deleted.

Use of Proceeds, page 15

Comment:

3.Please describe the “identified projects” to which you refer when you reference “Development costs associated with identified projects.” Refer to Item 6 of Part II of Form 1-A.

Response:

The following has been added under “Notes” for Section 6 page 16:

3. “Identified Projects” include but are not limited to the complete development and testing of our software platform, identifying the specific rules to be used in eligibility testing for individual members, adding to the rules based portion of our platform for the multiple states we anticipate growing in to insure compliance with state laws in each individual state. Final development of the user interface and branding we will be using and fundraising.

Item 7: Description of Business, page 16

Comment:

4.Please describe the nature of the products and supplies for which you intend to supply order aggregation to U.S. companies in the cannabis industry. In addition, please revise your discussion of government regulations to address any regulatory requirements applicable to your company that address the potential impact of federal and state laws related to engaging in a cannabis-related business. Also, disclose any material risk factors to your business as a result of your cannabis-related business plan. Refer to Item 7(a) of Part II of Form 1-A.

Response:

The following has been added to Item 7 of Part II page 17 of Form 1-A:

Among the products we intend to offer are products that are state legal in the states we will operate. These may include smokable products, edibles, topical ointments and tinctures. It will also include unregulated ancillary products used in the day to day operations of our members such as papers, lighters, packaging, office supplies and pipes. Cannabis remains illegal under federal law and multiple state laws. The regulatory risks we face in this regard can restrict our planned growth and therefore our cashflow. While there are multiple roadblocks currently in place to prevent the rollout of our platform nationally it is our belief that we will see diminished resistance to additional states legalizing some form of cannabis consumption in the future.

Item 10: Directors, Executive Officers and Significant Employees, page 23

Comment:

5.Please revise your disclosure to provide an account of the business experience during each of the past five years of each director, executive officer, person nominated or chosen to become a director or executive officer, and each significant employee, including his or her principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 10(c) of Part II of Form 1-A.

Response:

The following summaries of business and work experience have been revised, as follows, to better clarify an account of the business experience for the past five years of each Executive Officer and Director on pages 23-24:

Donald Bosch was a retired serial entrepreneur who returned to the business world in June of 2019 to serve as Co-Founder and CEO of Cocannco, Inc. Prior to his retirement he had operated a small transportation company MT Acquisitions dba Mountains Taxi from July 2010 until March of 2015 when he sold his interest in the company to two partners and subsequently retired. His earlier business ventures included two technology companies, and a Mortgage Banking firm, which he operated for 16 years and sold in 2000. He is actively involved in his community, serving on the local town planning commission as chairman for 2 years and previously served as a planning commission member in Routt County Colorado in the 1990’s.

Richard Pfeffer is one of the most experienced legal marijuana business operators in the United States. He has been a licensed marijuana business operator in Colorado for over 9 years. He began with a single medical dispensary “BGood” and currently operates four licensed medical marijuana dispensaries and three licensed recreational marijuana dispensaries under that name and three licensed marijuana growing facilities. He also currently is and has been a licensed Real Estate Broker since the 1970’s. He has never been disciplined by any licensing regulatory agency. He was an original founder of the City of Lone Tree, Colorado, a Director of a local metropolitan district, and a Board member of the Southeast Business Development Council in the Metropolitan Denver area.

Peter C. Hurley has over twenty-five years of experience in consulting and tax services. Working with some of the largest global accounting firms in the world his industry experience includes: M&A structuring, environmental and engineering consulting; real estate development and property management. From 1998 until 2011 he worked at Grant Thornton LLP as Director of Strategic Federal Tax Services – M&A Services

In 2011, Peter was approached by a real estate client to consult with a fledgling marijuana cultivation operation. PCH Financial Consulting, LLC was started. He has since consulted with a vast array of clients in this space from entity structuring, license application and tax work including several audits. In 2016, Peter became an owner of a recreational marijuana dispensary San Juan Strain, and a cultivation facility in Pagosa Springs, Co.

Gerald Thompson founded StrucSure Home Warranty in Denver, Colorado in 1997 and has continuously operated StructSure up until the present. The focus on providing value, protection, and excellent member service began paying off immediately as many quality builders opted for a better member experience and became members of StrucSure Home Warranty. Jerry implemented a plan centered on slow, controlled growth and a screening process that allowed only quality builders and homes into the program. Many of those initial members remain active in the StrucSure program today.

Today, StrucSure Home Warranty has grown into one of the top warranty providers for new homes in most states across the U.S. StrucSure’s success and longevity is attributed to its ongoing dedication to providing the best risk management products and services available while helping homeowners achieve and protect the American Dream.

Edwin Little served as a partner at Becker Capital Management, a private Venture Capital Fund. His corporate experience includes tenure as the Director of Finance for the Aerospace division of Trimble Navigation and Vice President of Operations for BFGoodrich Aerospace. He is a veteran of multiple business start-ups in the United States and overseas. Mr. Little holds an MBA from the Harvard Business School. He also has developed and implemented several successful commercial order software platforms. Mr. Little developed and implemented the order placement, processes tracking and billing system for the mortgage processing firm Solution Processing as well as the North American e-commerce platform for the French multi-national Archos. For the past five years Ed has been involved in the following: 2014-2016 Senior Software Engineer for F5 Networks, 2016 Retired, 2017-Present Software Engineer for Montana State University

Item 11. Compensation of Directors and Executive Officers, page 25

Comment:

6. Please describe all proposed compensation to be made in the future pursuant to any ongoing plan or arrangement to the three highest paid persons who were executive officers or directors during the issuer’s last completed fiscal year and to the issuer’s directors for the issuer’s last completed fiscal year, or tell us why the disclosure is inapplicable to you. Refer to Item 11(d) of Part II of Form 1-A.

Response:

The following has been added to Item 11. Page 25:

The Company has, as outlines in its budget, the following:1. A salary for a COO, who will operate the company on a day to day basis, of $100K annually. 2. A salary for a part-time CFO in the first year of $50k. 3. A salary for a part time CTO in the first year of $50k. Those salaries are budgeted items and contingent upon the Company raising sufficient capital through this Offering. To date, no one connected to the Company in the capacity Directors or Executive Officers as identified in the Offering has received any compensation.

Item 14. Securities Being Offered, page 26

Comment:

7. Please discuss in the summary and risk factor sections the disparate voting rights and terms that your preferred shareholders have as compared to common shareholders. In this regard, we note your disclosure here that each share of preferred stock is entitled to five voting rights and is convertible to five shares of common stock.

Response:

The following has been added to the “Risk Related to This Offering” page 10:

Preferred Shareholders have inordinate voting rights as compared to Common Shareholders.

At present there are no preferred shareholders. In the Company Articles Preferred Shareholders are granted five (5) votes for each share and may be converted into five (5) common shares. Although no decision has been made when or whether to issue any preferred shares, preferred shares are authorized for the use by the Board to potentially issue to any significant investors (individuals or organizations) willing to invest who are interested in our platform and to give those investors preferential treatment in the event of the liquidation of the company and to potentially be used to reward management for successful implementation of our business plan. The Management and Board of Directors may also elect to use Preferred Shares to maintain control of the Company and its operations.

The following language has been added to Item 14: Securities Being Offered page 26:

At present there are no preferred shareholders. Although no decision has been made when or whether to issue any preferred shares, preferred shares are authorized for the use by the Board to potentially issue to any significant investors (individuals or organizations) willing to invest who are interested in our platform and to give those investors preferential treatment in the event of the liquidation of the company and to potentially be used to reward management for successful implementation of our business plan. The Management and Board of Directors may also elect to use Preferred Shares to maintain control of the Company and its operations.

Signatures, page 29

Comment:

8.Please revise to provide the signatures of a majority of the members of your board of directors. Refer to the Instructions to Signatures in Form 1-A.

Response:

The following signatures have been added to the Signature Page of Form 1-A, which constitute the consent of a majority of the Board of Directors page 38:

/s/ Donald Bosch	CEO, Director	November 12, 2019
/s/ Richard Pfeffer	President, COO, Director	November 12, 2019
/s/ Edwin Little	Director	November 12, 2019
/s/ Gerald Thompson	Director	November 12, 2019

The Company feels that we have addressed the Comments submitted in our response and in our amendments to the Form 1-A filing.

Sincerely,

/s/ Donald Bosch

Don Bosch – CEO, Chairman/Director

COCANNCO, INC.